Biofrontera AG

Correction of a release from 01/07/2019 according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

02.09.2019

Dissemination of a Voting Rights Announcement

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
X	Other reason: Voluntary group notification due to threshold tangency of a subsidiary

3. Details of person subject to the notification obligation

Legal entity: Deutsche Balaton Aktiengesellschaft

City of registered office, country: Heidelberg, Germany

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

6. Total positions

	% of voting rights attached to shares (total of 7.a.)		% of voting rights through instruments (total of 7.b.1 + 7.b.2)		Total of both in % (7.a. + 7.b.)		Total number of voting rights pursuant to Sec. 41 WpHG
New		%		%		%
Previous notification		%		%		%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)		Indirect (Sec. 34 WpHG)
				%		%
Total			%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total			%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
%
			Total			%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)		% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)

		%		%		%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

In the opinion of the Federal Financial Supervisory Authority (BAFIN), the publication of this voting rights notification was not necessary.

Date

27 Jun 2019

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com